UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 3, 2023

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 29, 2023, ArcelorMittal published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release, dated June 29, 2023, ArcelorMittal publishes its 2022 Payments to Governments in respect of Extractive Industries report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 3 July 2023

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer

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